Graydon Head & Ritchey LLP

1900 Fifth Third Center

Cincinnati, OH 45202

Richard G. Schmalzl Direct: (513) 629-2828 rschmalzl@graydon.com	November 28, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fifth Third Bancorp Preliminary Proxy Filing

Dear Filing Officer:

The enclosed preliminary proxy statement of Fifth Third Bancorp relates to its Special Meeting of Shareholders scheduled for December 29, 2008. The Special Meeting is necessary in order to make certain changes to Fifth Third’s Articles of Incorporation so that Fifth Third can grant the U.S. Department of Treasury the voting rights required by Treasury’s required standard terms for participation in the TARP CPP. Fifth Third is filing this proxy statement in preliminary form pursuant to Rule 14a-6. No fee is required in connection with this filing.

Fifth Third intends to release its definitive proxy materials to its shareholders on December 8, 2008 or as soon thereafter as possible. Accordingly, we will appreciate it if the Commission’s Staff would inform us as soon as possible if the Staff determines that Fifth Third’s preliminary proxy statement will be subject to review and comment. In such event, please contact the undersigned at (513) 629-2828 or at rschmalzl@graydon.com

Thank you in advance for your consideration.

Sincerely yours,

GRAYDON HEAD & RITCHEY LLP

/s/ Richard G. Schmalzl

Richard G. Schmalzl

enc

cc:	H. Samuel Lind, Esq.
Fifth Third Bancorp